UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Owl Rock Capital Corporation III

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A
(CUSIP Number)

Owl Rock Feeder FIC BDC III LLC

Attention: Alan Kirshenbaum

399 Park Avenue, 38th Floor

New York, NY 10022

(212) 419-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 13, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSONS OWL ROCK FEEDER FIC BDC III LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 85-2645650
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,588,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,588,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,588,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSONS Owl Rock Feeder FIC LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 84-3297892
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,588,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,588,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,588,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSONS Douglas Ostrover
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,588,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,588,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,588,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSONS Craig Packer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,588,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,588,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,588,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSONS Marc Lipschultz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,588,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,588,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,588,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSONS Alan Kirshenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,588,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,588,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,588,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON* IN

Introductory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed to update information in the initial Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2020 and amended by Amendment No. 1 on October 1, 2020 and by Amendment No. 2 on December 9, 2020 (the “Schedule 13D”), filed to report the beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”), of Owl Rock Capital Corporation III (the “Issuer”), by each of the reporting persons named in such Schedule 13D (each, individually a “Reporting Person” and collectively, the “Reporting Persons”). Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

On December 30, 2020, Feeder FIC purchased 202,114.606 shares of Common Stock from the Issuer for an aggregate purchase price of $2,934,704.08. Such shares were purchased using Feeder FIC’s working capital. On May 13, 2021, Feeder FIC purchased 367,880.432 shares of Common Stock from the Issuer for an aggregate purchase price of $5,422,557.57. Such shares were purchased using Feeder FIC’s working capital.

The Subscription Agreement is described in Items 4 and 6 below and is filed as Exhibit 99.2 hereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage Common Stock beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Feeder FIC to the extent it directly holds the Common Stock reported on this Schedule 13D) is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(b) The number of shares as to which each Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or to direct the disposition is state in Items 7, 8, 9 and 10 on the cover page(s) hereto.

(c) Except as disclosed in this Amendment No. 3, the Reporting Persons have not effected any transaction in Common Stock of the Issuer during the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer’s Common Stock reported herein.

(e) Not applicable

Item 7.	Materials to be Filed as Exhibits

Exhibit 24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed on August 21, 2020)

Exhibit 99.1	Joint Filing Agreement (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed on August 21, 2020)

Exhibit 99.2

Form of Subscription Agreement between Owl Rock Capital Corporation III and Owl Rock Feeder FIC BDC III LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 10-12G/A filed with the Securities and Exchange Commission July 17, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2021

Owl Rock Feeder FIC BDC III LLC

By: Owl Rock Feeder FIC LLC
Its: Sole Member

By:	/s/ Neena Reddy on behalf of Alan Kirshenbaum(1)
Name: Alan Kirshenbaum
Title: Chief Financial Officer and Chief Operating Officer

Owl Rock Feeder FIC LLC

By:	/s/ Neena Reddy on behalf of Alan Kirshenbaum(1)
Name: Alan Kirshenbaum
Title: Chief Financial Officer and Chief Operating Officer

/s/ Neena Reddy on behalf of Douglas Ostrover(1)
Douglas Ostrover

/s/ Neena Reddy on behalf of Craig Packer(1)
Craig Packer

/s/ Neena Reddy on behalf of Marc Lipschultz(1)
Marc Lipschultz

/s/ Neena Reddy on behalf of Alan Kirshenbaum(1)
Alan Kirshenbaum

(1) Neena Reddy is signing pursuant to a power of attorney dated August 21, 2020 which was previously filed as an exhibit to the Schedule 13D on August 21, 2020.